IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF NEW MEXICO

In re: Chapter 11

Biomoda, Inc.,   No. 13-13768-t11

                              Debtor.

DEBTOR'S STANDARD MONTHLY OPERATING REPORT (BUSINESS)

FOR THE PERIOD
FROM   February 1, 2014   TO   February 28, 2014

Comes now the above-named debtor and files its Monthly Operating Reports in accordance with the Guidelines established by the United States Trustee and FRBP 2015.

KELEHER & MCLEOD, P.A.

/s/ Deron B. Knoner
Deron B. Knoner
P.O. Box AA
Albuquerque, New Mexico 87102
Tel: (505 346-4646
Fax: (505 346-1370

NEW MEXICO ATTORNEYS FOR
DEBTOR AND DEBTOR IN POSSESSION

Debtor's Address
and Phone Number:

Biomoda, Inc.
609 Broadway NE
Albuquerque, NM 87102

Note: The original Monthly Operating Report is to be filed with the court and a copy simultaneously provided to the United States Trustee Office. Monthly Operating Reports must be filed by the 21st day of the following month.

MOR-1

SCHEDULE OF RECEIPTS AND DISBURSEMENTS

FOR THE PERIOD   FROM   February 1, 2014   TO   February 28, 2014

Name of Debtor: Biomoda, Inc.   Case Number: 13-13768-t11

Date of Petition: November 20, 2013

		CURRENT MONTH	CUMULATIVE PETITION TO DATE
1.	FUNDS AT BEGINNING OF PERIOD	$ 55,750 (a)	$ 56,952 (b)
2.	RECEIPTS:		
	A. Cash Sales		
	Minus: Cash Refunds	(-)	
	Net Cash Sales	-	
	B. Accounts Receivable		
	C. Other Receipts (*See MOR-3*)		75,358
	(If you receive rental income, you must attach a rent roll.)		
3.	TOTAL RECEIPTS (*Lines 2A+2B+2C*)	-	75,358
4.	TOTAL FUNDS AVAILABLE FOR OPERATIONS (*Line 1 + Line 3*)	55,750	132,310
5.	DISBURSEMENTS		
	A. Advertising		
	B. Contract Labor		
	D. Fixed Asset Payments (not incl. in "N")		
	E. Insurance	244	
	F. Inventory Payments (*See Attach. 2*)		
	G. Leases		
	H. Manufacturing Supplies		
	I. Office Supplies	2,771	
	J. Payroll - Net (*See Attachment 4B*)	13,090	
	K. Professional Fees (Accounting & Legal)	9,004	
	L. Rent	2,894	
	M. Repairs & Maintenance		
	N. Secured Creditor Payments (*See Attach. 2*)		
	O. Taxes Paid - Payroll (*See Attachment 4C*)	5,752	
	P. Taxes Paid - Sales & Use (*See Attach. 4C*)	-	
	Q. Taxes Paid - Other (*See Attachment 4C*)	-	
	R. Telephone	92	
	S. Travel & Entertainment	197	
	Y. U.S. Trustee Quarterly Fees		
	U. Utilities		
	V. Vehicle Expenses		
	W. Other Operating Expenses (*See MOR-3*)	9,184	
6.	TOTAL DISBURSEMENTS (*Sum of 5A thru W*)	43,228	119,788
7.	Ending Balance (*Line 4 Minus Line 6*)	$ 12,522 (c)	$ 12,522 (c)

I declare under penalty of perjury that this statement and the accompanying documents and reports are true and correct to the best of my knowledge and belief.

This _____ day of _____, 2014.



Maria Zannes, (Signature)

(a) This number is carried forward from last month's report. For the first report only, this number will be the balance as of the petition date.

(b) This figure will not change from month to month. It is always the amount of funds on hand as of the date of the petition.

(c) These two amounts will always be the same if form is completed correctly.

MOR-2

MONTHLY SCHEDULE OF RECEIPTS AND DISBURSEMENTS (cont'd)

Detail of Other Receipts and Other Disbursements

OTHER RECEIPTS:

Describe Each Item of Other Receipt and List Amount of Receipt. Write totals on Page MOR-2, Line 2C.

Description	Current Month	Cumulative Petition to Date
Loan - S Girgenti	$ -	$ 50,000
Loan - ACH Consultants	-	25,000
Payroll tax refund	-	358
TOTAL OTHER RECEIPTS	$ -	$ 75,358

"Other Receipts" includes Loans from Insiders and sources (i.e., Officer/Owner, related parties directors, related corporations, etc.). Please describe below:

Loan Amount	Source of Funds	Purpose	Repayment Schedule

OTHER DISBURSEMENTS:

Describe Each Item of Other Disbursement and List Amount of Disbursement. Write totals on Page MOR-2, Line 5W.

Description	Current Month	Cumulative Petition to Date
Research -UT	-	10,341
Retainer - Peacock	1,270	1,270
Patent expenditures	7,914	7,914
TOTAL OTHER DISBURSEMENTS	9,184	19,525

NOTE: Attach a current Balance Sheet and Income (Profit & Loss) Statement.

MOR-3

ATTACHMENT 1

MONTHLY ACCOUNTS RECEIVABBLE RECONCILIATION AND AGING
NOT UTILIZED

Name of Debtor: Biomoda, Inc.   Case Number: 13-13768-t11

Reporting Period beginning   February 1, 2014   Period ending   February 28, 2014

ACCOUNTS RECEIVABLE AT PETITION DATE:

ACCOUNTS RECEIVABLE RECONCILIATION

(Include all accounts receivable, pre-petition and post-petition, including charge card sales which have not been received):

Beginning of Month Balance	$ 35,000	(a)
PLUS: Current Month New Billings		
MINUS: Collection During the Month		(b)
PLUS/MINUS: Adjustments or Writeoffs		*
End of Month Balance	$ 35,000	(c)

*For any adjustments or Write-offs provide explanation and supporting documentation, if applicable:

POST PETITION ACCOUNTS RECEIVABLE AGING
(Show the total for each aging category for all accounts receivable)

0-30 Days	31-60 Days	61-90 Days	Over 90 Days	Total	
			$ 35,000	$ 35,000	(c)

For any receivables in the "Over 90 Days" category, please provide the following:

Customer	Receivable Date	Status (Collection efforts taken, estimate of collectibility, write-off, disputed account, etc.)
Alvin Robins	Jan-11	Uncollectable

(a) This number is carried forward from last month's report. For the first report only, this number will be the balance as of the petition date.

(b) This must equal the number reported in the "Current Month" column of Schedule of Receipts and Disbursements (Page MOR-2, Line 2B).

(c) These two amounts must equal.

ATTACHMENT 2

MONTHLY ACCOUNTS PAYABLE AND SECURED PAYMENTS REPORT

Name of Debtor: Biomoda, Inc.   Case Number: 13-13768-t11

Reporting Period beginning   February 1, 2014   To   February 28, 2014

In the space below list all invoices or bills incurred and not paid since the filing of the petition. Do not include amounts owed prior to filing the petition. In the alternative, a computer generated list of payable may be attached provided all information requested below is included.

POST-PETITION ACCOUNTS PAYABLE

Date Incurred	Days Outstanding	Vendor	Description	Amount
Dec-13		UT Hospital	research staffing	$ 6,411
TOTAL AMOUNT				$ 6,411 (b)

☐ **Check here if pre-petition debtrs have been paid. Attach an explanation and copies of supporting documentation.**

ACCOUNTS PAYABLE RECONCILIATION (Post Petition Unsecured Debt Only)

Opening Balance	$ -	$ 6,411	(a)
PLUS: New Indebtedness Incurred This Month		-	
MINUS: Amount Paid on Post Petition, Accounts Payable This Month			
PLUS/MINUS: Adjustments		*	
Ending Month Balance	$	6,411	(c)

*For any adjustments provide explanation and supporting documentation, if applicable.

MOR-5

SECURED PAYMENTS REPORT

List the status of Payments to Secured Creditors and Lessors (Post Petition Only). If you have entered into a modification agreement with a secured creditor/lessor, consult with your attorney and the United States Trustee Program prior to completing this section).

Secured Creditor/ Lessor	Date Payment Due This Month	Amount Paid This Month	Number of Post Petition Payments Delinquent	Total Amount of Post Petition Payments Delinquent
NONE				
TOTAL		- (d)		

(a) This number is carried forward from last month's report. For the first report only, this number will be zero.

(b, c) The total of line (b) must equal line (c).

(d) This number is reported in the "Current Month" column of Schedule of Receipts and Disbursements (Page MOR-2, Line 5N).

MOR-6

ATTACHMENT 3

INVENTORY AND FIXED ASSETS REPORT - NOT UTILIZED

Name of Debtor: Biomoda, Inc.   Case Number: 13-13768-t11

Reporting Period beginning   February 1, 2014   Period ending   February 28, 2014

INVENTORY REPORT

INVENTORY BALANCE AT PETITION DATE: _____

INVENTORY RECONCILIATION:

Inventory Balance at Beginning of Month	_____	(a)
PLUS: Inventory Purchased During Month	_____	
MINUS: Inventory Used or Sold	_____	
PLUS/MINUS: Adjustments or Write-downs	_____	*
Inventory on Hand at End of Month	_____	-

METHOD OF COSTING INVENTORY:

*For any adjustments or write-downs provide explanation and supportign documentation, if applicable.

INVENTORY AGING

Less than 6 months old	6 months to 2 years old	Greater than 2 years old	Considered Obsolete	Total Inventory
_____%	_____%	_____%	_____%	= _____ 100%

*Aging Percentages must equal 100%.

☐ Check here if inventory contains perishable items.

Description of Obsolete Inventory:

FIXED ASSET REPORT

FIXED ASSETS FAIR MARKET VALUE AT PETITION DATE: _____(b)
(Includes Property, Plant and Equipment)

BRIEF DESCRIPTION (First Report Only):

FIXED ASSETS RECONCILIATION:

Fixed Asset Book Value at Beginning of Month	_____	(a)(b)
MINUS: Depreciation Expense	_____	
PLUS: New Purchases	_____	
PLUS/MINUS: Adjustments or Write-downs	_____	*
Ending Monthly Balance	_____	-

*For any adjustments or write-downs, provide explanation and supporting documentation, if applicable.

BRIEF DESCRIPTION OF FIXED ASSETS PURCHASED OR DISPOSED OF DURING THE REPORTI
PERIOD:

(a) This number is carried forward from last month's report. For the first report only, this number will be the balance as of the petition date.
(b) Fair Market Value is the amount at which fixed assets could be sold under current economic conditions. Book Value is the cost of the fixed assets minus accumulated depreciation and other adjustments.

ATTACHMENT 4A

MONTHLY SUMMARY OF BANK ACTIVITY - OPERATING ACCOUNT

Name of Debtor: Biomoda, Inc.   Case Number: 13-13768-t11

SEE ATTACHED BANK RECONCILIATION

Reporting Period beginning   February 1, 2014   Period ending   February 28, 2014

Attach a copy of current month bank statement and bank reconciliation to this Summary of Bank Activity. A standard bank reconciliation form can be found at http://www.justice.gov/ust/r20/index.htm.   If bank accounts other than the three required by the United States Trustee Program are necessary, permission must be obtained from the United States Trustee prior to opening the accounts. Additionally, use of less than the three required bank accounts must be approved by the United States Trustee.

NAME OF BANK: Wells Fargo   BRANCH: Lomas Avenue

ACCOUNT NAME: Biomoda Operating   ACCOUNT NUMBER: 5664503819

PURPOSE OF ACCOUNT: OPERATING

Ending Balance per Bank Statement	_____	
Plus Total Amount of Outstanding Deposits	_____	
Minus Total Amount of Outstanding Checks and other debits	_____	*
Minus Service Charges	_____	
Ending Balance per Check Register	_____ -	**(a)

*Debit cards are used by: Maria Zannes
**If Closing Balance is negative, provide explanation:

The following disbursements were paid in Cash (does not include items reported as Petty Cash on Attachment 4D: (□ Check here if cash disbursements were authorized by United States Trustee)

Date	Amount	Payee	Purpose	Reason for Cash Disbursement
		See attached bank reconciliation		

TRANSFERS BETWEEN DEBTOR IN POSSESSION ACCOUNTS
"Total Amount of Outstanding Checks and other debts," listed above, includes:

_____ Transferred to Payroll Account
_____ Transferred to Tax Account

(a) The total of this line on Attachment 4A, 4B and 4C plus the total of 4D must equal the amount reported as "Ending Balance" on Schedule of Receipts and Disbursements (Page MOR-2, Line 7).

ATTACHMENT 5A

CHECK REGISTER - OPERATING ACCOUNT

See attached bank reconciliation

Name of Debtor: Biomoda, Inc.   Case Number: 13-13768-t11

Reporting Period beginning   February 1, 2014   Period ending   February 28, 2014

NAME OF BANK: _____   BRANCH:

ACCOUNT NAME:

ACCOUNT NUMBER:

PURPOSE OF ACCOUNT: OPERATING

Account for all disbursements, including voids, lost checks, stop payments, etc. In the
alternative, a computer generated check register can be attached to this report, provided all the
information requested below is included.

DATE	CHECK NUMBER	PAYEE	PURPOSE	AMOUNT

TOTAL   _____ -

MOR-9

3:41 PM
03/06/14

Biomoda, Inc. (Post BK)
Reconciliation Detail
Wells Fargo - Post BK, Period Ending 02/28/2014

Type	Date	Num	Name	Clr	Amount	Balance
Beginning Balance						61,042.98
Cleared Transactions						
Checks and Payments - 43 items						
Paycheck	01/31/2014	10013	Zannes, Timothy P	X	-2,132.64	-2,132.64
Paycheck	01/31/2014	10012	Zannes, Maria _	X	-1,872.01	-4,004.65
Check	02/03/2014	1018	RSSM	X	-1,767.00	-5,771.65
Check	02/03/2014	1020	WESST Corp.	X	-599.29	-6,370.94
Check	02/03/2014	1024	T3DC	X	-565.00	-6,935.94
Check	02/03/2014	1023	T3DC	X	-565.00	-7,500.94
Check	02/03/2014	1016	U.S. Trustee Program	X	-325.00	-7,825.94
Check	02/03/2014	eft	Bookfactory	X	-109.63	-7,935.57
Check	02/03/2014	1022	E Strategy Total W...	X	-107.00	-8,042.57
Check	02/03/2014	1019	Kosh Solutions	X	-99.30	-8,141.87
Check	02/03/2014	1017	Century Link	X	-53.61	-8,195.48
Check	02/03/2014		PO Family Resta B...	X	-39.11	-8,234.59
Check	02/05/2014	EFT	Peacock, Myers PC	X	-2,300.00	-10,534.59
Check	02/05/2014	EFT	Artichoke Cafe	X	-45.52	-10,580.11
Check	02/05/2014	EFT	Terminal Albuquerq...	X	-30.10	-10,610.21
Check	02/06/2014	1027	Peacock, Myers PC	X	-6,964.16	-17,574.37
Check	02/06/2014	1028	Andres Sandoval	X	-411.95	-17,986.32
Check	02/06/2014	1026	New Mexico Taxatio...	X	-62.75	-18,049.07
Check	02/06/2014	1025	Cooley, LLP	X	-58.72	-18,107.79
Check	02/06/2014	1030	WESST Corp.	X	-50.00	-18,157.79
Check	02/10/2014	eft	CNA Insurance	X	-81.34	-18,239.13
Check	02/12/2014	eft	USPS	X	-19.99	-18,259.12
Check	02/13/2014		ADP Payroll Services	X	-2,876.30	-21,135.42
Check	02/13/2014	eft	La Madeleine	X	-41.91	-21,177.33
Check	02/13/2014	eft	USPS	X	-19.99	-21,197.32
Bill Pmt -Check	02/14/2014	1043	Gordon Bennett	X	-80.87	-21,278.19
Check	02/14/2014		ADP Payroll Services	X	-64.96	-21,343.15
Paycheck	02/15/2014	10014	Bennett, Gordon _	X	-2,539.88	-23,883.03
Paycheck	02/15/2014	10016	Zannes, Timothy P	X	-2,132.64	-26,015.67
Paycheck	02/15/2014	10015	Zannes, Maria _	X	-1,872.01	-27,887.68
Bill Pmt -Check	02/17/2014	1032	Peacock, Myers PC	X	-2,600.00	-30,487.68
Bill Pmt -Check	02/17/2014	1033	RSSM	X	-967.50	-31,455.18
Check	02/17/2014	1036	Andres Sandoval	X	-140.00	-31,595.18
Bill Pmt -Check	02/17/2014	1034	Century Link	X	-92.08	-31,687.26
Check	02/17/2014	1037	CNA Insurance	X	-81.34	-31,768.60
Bill Pmt -Check	02/17/2014	1031	New Mexico Taxatio...	X	-60.02	-31,828.62
Check	02/18/2014	eft	FedEx Kinkos	X	-80.58	-31,909.20
Check	02/21/2014	eft	ADP Payroll Services	X	-64.96	-31,974.16
Check	02/24/2014	eft	Joe's Crabshack	X	-40.21	-32,014.37
Check	02/27/2014	eft	ADP Payroll Services	X	-2,876.30	-34,890.67
Paycheck	02/28/2014	10017	Bennett, Gordon _	X	-2,539.88	-37,430.55

Biomoda, Inc. (Post BK)
Reconciliation Detail
Wells Fargo - Post BK, Period Ending 02/28/2014

Type	Date	Num	Name	Clr	Amount	Balance
Paycheck	02/28/2014	10019	Zannes, Timothy P	X	-2,132.64	-39,563.19
Check	02/28/2014	eft	UPS	X	-73.96	-39,637.15
Total Checks and Payments					**-39,637.15**	**-39,637.15**
Deposits and Credits - 2 items						
Check	02/03/2014	1029	BioInfo	X	0.00	0.00
Deposit	02/28/2014			X	0.65	0.65
Total Deposits and Credits					**0.65**	**0.65**
Total Cleared Transactions					**-39,636.50**	**-39,636.50**
Cleared Balance					**-39,636.50**	**21,406.48**
Uncleared Transactions						
Checks and Payments - 7 items						
Bill Pmt -Check	12/23/2013	1005	Peacock, Myers PC		-1,288.28	-1,288.28
Bill Pmt -Check	02/14/2014	1039	Peacock, Myers PC		-2,734.00	-4,022.28
Bill Pmt -Check	02/14/2014	1042	WESST Corp.		-599.25	-4,621.53
Bill Pmt -Check	02/14/2014	1040	T3DC		-565.00	-5,186.53
Bill Pmt -Check	02/14/2014	1041	U.S. Trustee Program		-325.00	-5,511.53
Bill Pmt -Check	02/17/2014	1035	Madeleine Lemieux		-1,500.00	-7,011.53
Paycheck	02/28/2014	10018	Zannes, Maria _		-1,872.01	-8,883.54
Total Checks and Payments					**-8,883.54**	**-8,883.54**
Total Uncleared Transactions					**-8,883.54**	**-8,883.54**
Register Balance as of 02/28/2014					**-48,520.04**	**12,522.94**
Ending Balance					**-48,520.04**	**12,522.94**

Platinum Business Services Package



BIOMODA, INC.
DEBTER IN POSSESSION
CH11 CASE #13-13768(NM)
609 BROADWAY BLVD NE # 215
ALBUQUERQUE NM 87102-2334

Questions?

Available by phone 24 hours a day, 7 days a week:
1-800-CALL-WELLS (1-800-225-5935)

TTY: 1-800-877-4833
En español: 1-877-337-7454

Online: wellsfargo.com/biz

Write: Wells Fargo Bank, N.A. (585)
P.O. Box 1081
Albuquerque, NM 87103

Your Business and Wells Fargo

The Wells Fargo Business Insight Resource Center offers free access to business information and advice through videos, articles, podcasts and other resources. This site offers objective information from industry experts and best practices from real business owners. Topics include cash flow management, how to build and apply for credit, commercial real estate financing, marketing, and more. Visit the site at wellsfargobusinessinsights.com.

Account options

A check mark in the box indicates you have these convenient services with your account(s). Go to wellsfargo.com/biz or call the number above if you have questions or if you would like to add new services.

Business Online Banking	☑
Online Statements	☑
Business Bill Pay	☐
Business Spending Report	☑
Overdraft Protection	☐

Activity summary

Beginning balance on 2/1	$61,042.98
Deposits/Credits	0.65
Withdrawals/Debits	- 39,637.15
Ending balance on 2/28	**$21,406.48**
Average ledger balance this period	$41,822.58



Account number: **5664503819**

BIOMODA, INC.
DEBTER IN POSSESSION
CH11 CASE #13-13768(NM)

New Mexico account terms and conditions apply

For Direct Deposit use
Routing Number (RTN): 107002192

For Wire Transfers use
Routing Number (RTN): 121000248

Overdraft Protection

This account is not currently covered by Overdraft Protection. If you would like more information regarding Overdraft Protection and eligibility requirements please call the number listed on your statement or visit your Wells Fargo store.

(585)



Interest summary

Interest paid this statement	$0.65
Average collected balance	$41,822.58
Annual percentage yield earned	0.02%
Interest earned this statement period	$0.65
Interest paid this year	$1.34
Total interest paid in 2013	$0.64

Transaction history

Date	Check Number	Description	Deposits/ Credits	Withdrawals/ Debits	Ending daily balance
2/3		Check Crd Purchase 02/01 PO PO Family Resta Boerne TX 425908xxxxxx4067 384032729970498 ?McC=5812		39.11	
2/3		Check Crd Purchase 02/01 Bkl*Bookfactory.CO 877-431-2665 OH 425908xxxxxx4067 464030760941710 ?McC=5192		109.63	
2/3	10012	Check		1,872.01	59,022.23
2/4		Check Crd Purchase 02/03 Peacock Myers, P.C 505-9951500 NM 425908xxxxxx4067 584034813321847 ?McC=8111		2,300.00	
2/4	10013	Check		2,132.64	54,589.59
2/5		Check Crd Purchase 02/03 Terminal A LA 2030 San Antonio TX 425908xxxxxx4067 304034678732605 ?McC=5814		30.10	
2/5		Check Crd Purchase 02/04 Artichoke Cafe Albuquerque NM 425908xxxxxx4067 384035729411586 ?McC=5812		45.52	54,513.97
2/7	1028	Check		411.95	
2/7	1019	Check		99.30	
2/7		Adp Payroll Fees Adp - Fees 140207 2Rdjp 8238156 Biomoda Inc		64.96	53,937.76
2/10	1027	Check		6,964.16	
2/10	1020	Check		599.29	
2/10	1016	Check		325.00	
2/10	1022	Check		107.00	
2/10		Cna ACH Prem-Pymt 140206 3025324063 Biomoda, Inc.		81.34	
2/10	1025	Check		58.72	
2/10	1017	Check		53.61	
2/10	1030	Check		50.00	45,698.64
2/12		POS Purchase - 02/12 Mach ID 000000 USPS 4879549561 San Antonio TX 4067 00000000446853612 ?McC=9402		19.99	
2/12	1026	Check		62.75	45,615.90
2/13		Check Crd Purchase 02/12 LA Madeleine #049 San Antonio TX 425908xxxxxx4067 004043640881307 ?McC=5812		41.91	
2/13		Check Crd Purchase 02/12 USPS 4879549562480 San Antonio TX 425908xxxxxx4067 584043795191172 ?McC=9402		19.99	
2/13		Adp TX/Fincl Svc Adp - Tax 140213 Rxdjp 021402A01 Biomoda Inc		2,876.30	42,677.70
2/14	10014	Check		2,539.88	
2/14	10016	Check		2,132.64	
2/14	1018	Check		1,767.00	36,238.18
2/18		Check Crd Purchase 02/14 Fedexoffice 0001 San Antonio TX 425908xxxxxx4067 464045603246000 ?McC=7338		80.58	
2/18	1023	Check		565.00	
2/18	1024	Check		565.00	35,027.60
2/19	10015	Check		1,872.01	33,155.59
2/21		Adp Payroll Fees Adp - Fees 140221 2Rdjp 8813666 Biomoda Inc		64.96	33,090.63
2/24		Check Crd Purchase 02/20 Joescrbshk-SA I-10 San Antonio TX 425908xxxxxx4067 304051631432096 ?McC=5812		40.21	
2/24	1034	Check		92.08	32,958.34
2/25	1032	Check		2,600.00	
2/25	1033	Check		967.50	29,390.84
2/26	1036	Check		140.00	29,250.84

Transaction history (continued)

Date	Check Number	Description	Deposits/ Credits	Withdrawals/ Debits	Ending daily balance
2/27		Adp TX/Fincl Svc Adp - Tax 140227 Rxdjp 022803A01 Biomoda Inc		2,876.30	
2/27	1037	Check		81.34	
2/27	1031	Check		60.02	26,233.18
2/28		Check Crd Purchase 02/28 The UPS Store #521 San Antonio TX 425908xxxxxx4067 464059005800271 ?McC=7399		73.96	
2/28	10019	Cashed Check		2,132.64	
2/28	10017	Check		2,539.88	
2/28	1043	Check		80.87	
2/28		Interest Payment	0.65		21,406.48
Ending balance on 2/28					21,406.48
Totals			$0.65	$39,637.15	

The Ending Daily Balance does not reflect any pending withdrawals or holds on deposited funds that may have been outstanding on your account when your transactions posted. If you had insufficient available funds when a transaction posted, fees may have been assessed.

Summary of checks written   (checks listed are also displayed in the preceding Transaction history)

Number	Date	Amount	Number	Date	Amount	Number	Date	Amount
1016	2/10	325.00	1026	2/12	62.75	1037	2/27	81.34
1017	2/10	53.61	1027	2/10	6,964.16	1043 *	2/28	80.87
1018	2/14	1,767.00	1028	2/7	411.95	10012 *	2/3	1,872.01
1019	2/7	99.30	1030 *	2/10	50.00	10013	2/4	2,132.64
1020	2/10	599.29	1031	2/27	60.02	10014	2/14	2,539.88
1022 *	2/10	107.00	1032	2/25	2,600.00	10015	2/19	1,872.01
1023	2/18	565.00	1033	2/25	967.50	10016	2/14	2,132.64
1024	2/18	565.00	1034	2/24	92.08	10017	2/28	2,539.88
1025	2/10	58.72	1036 *	2/26	140.00	10019 *	2/28	2,132.64

* Gap in check sequence.

Monthly service fee summary

For a complete list of fees and detailed account information, please see the Wells Fargo Fee and Information Schedule and Account Agreement applicable to your account or talk to a banker. Go to wellsfargo.com/feefaq to find answers to common questions about the monthly service fee on your account.

Fee period 02/01/2014 - 02/28/2014	Standard monthly service fee $30.00		You paid $0.00	
How to avoid the monthly service fee (complete 1 AND 2)	Minimum required		This fee period	
1) Have any **ONE** of the following account requirements				
· Average ledger balance	$25,000.00		$41,823.00	☑
· Combined balances in linked accounts, which may include	$40,000.00			☑
– Average ledger balances in business checking, savings, and time accounts				
– Most recent statement balances of: business credit card, Wells Fargo Express Equity® and BusinessLine® lines of credit, Wells Fargo BusinessLoan® term loan				
– Average daily balances from previous month in business PrimeLine® line of credit and Business PrimeLoan℠ account, Wells Fargo Express Equity®, SBA, and Equipment Express® loans				
2) Complete the package requirements				
· Have qualifying linked accounts or services in separate categories*	3			☑

*Includes Wells Fargo business accounts and services such as debit card, savings accounts, active Online Banking, credit card, loans and lines of credit.
WK/WK

WELLS
FARGO

Account transaction fees summary

Service charge description	Units used	Units included	Excess units	Service charge per excess units ($)	Total service charge ($)
Transactions	32	400	0	0.50	0.00
Total service charges					**$0.00**

Did you know that you can review your safe deposit box information through Wells Fargo Business Online Banking? Sign on to business online banking at wellsfargo.com/biz and go to your account summary page to review details.

IMPORTANT ACCOUNT INFORMATION

We want to let you know of important upcoming changes to your Platinum Business Services Package.

Effective April 7, 2014, the monthly service fee for your account will increase to $40. This fee will be waived if you meet the package requirements and have any one of the following:
- $25,000 average ledger balance
- $40,000 combined balance

If you do not meet one of the balance requirements noted above, the monthly service fee will appear on your April monthly statement dated on or after April 7, 2014. Monthly service fee details can be found in the "Monthly service fee summary" section of your statement.

Also, effective April 7, 2014, we are pleased to inform you that the following new and enhanced product features will be included each month on your account:
- Up to 500 transactions per month at no charge, an increase of 100 transactions per month. The fee for transactions over 500 per month will remain unchanged at $0.50 each.
- Up to $20,000 of cash deposited per month at no charge, an increase of $5,000 cash deposited per month. The fee for cash deposited over $20,000 per month will remain unchanged at $0.30 per $100 deposited.
- No fee for stop payments
- No fee for cashier's checks
- No fee for money orders
- Waived ATM access fee for two domestic (U.S.) non-Wells Fargo ATM cash withdrawals*
- No fee for two incoming domestic/internal wires

Fee change effective April 1, 2014:
- Collections - Domestic: Auto Draft - $25 per item

* Wells Fargo ATM access fee waived for two non-Wells Fargo ATM cash withdrawals from your primary checking account within the Platinum Package per statement cycle. ATM access fee for each additional non-Wells Fargo ATM cash withdrawal transaction will be assessed. Surcharges imposed by non-Wells Fargo ATM owners or operators may apply.

If you have questions about these changes, or would like a complimentary financial review to ensure that you have the right accounts to meet your financial goals, please contact your local banker or call the phone number listed at the top of your statement.

WELLS FARGO

General statement policies for Wells Fargo Bank

◾ **Notice:** Wells Fargo Bank, N.A. may furnish information about accounts belonging to individuals, including sole proprietorships, to consumer reporting agencies. If this applies to you, you have the right to dispute the accuracy of information that we have reported by writing to us at: Overdraft Collections and Recovery, P.O. Box 5058, Portland, OR 97208-5058.

You must describe the specific information that is inaccurate or in dispute and the basis for any dispute with supporting documentation. In the case of information that relates to an identity theft, you will need to provide us with an identity theft report.

Account Balance Calculation Worksheet

1. Use the following worksheet to calculate your overall account balance.

2. Go through your register and mark each check, withdrawal, ATM transaction, payment, deposit or other credit listed on your statement. Be sure that your register shows any interest paid into your account and any service charges, automatic payments or ATM transactions withdrawn from your account during this statement period.

3. Use the chart to the right to list any deposits, transfers to your account, outstanding checks, ATM withdrawals, ATM payments or any other withdrawals (including any from previous months) which are listed in your register but not shown on your statement.

ENTER

A. The ending balance
shown on your statement . . . . $ _____

ADD

B. Any deposits listed in your $ _____
register or transfers into $ _____
your account which are not $ _____
shown on your statement.   + $ _____

. . . . TOTAL $ _____

CALCULATE THE SUBTOTAL
(Add Parts A and B)

. . . . TOTAL $ _____

SUBTRACT

C. The total outstanding checks and
withdrawals from the chart above . . . . - $ _____

CALCULATE THE ENDING BALANCE
(Part A + Part B - Part C)
This amount should be the same
as the current balance shown in
your check register . . . . $ _____

Number	Items Outstanding	Amount
	Total amount $	

MONTHLY SUMMARY OF BANK ACTIVITY - PAYROLL ACCOUNT

Name of Debtor: Biomoda, Inc.   Case Number: 13-13768-t11

NOT UTILIZED

Reporting Period beginning   February 1, 2014   Period ending   February 28, 2014

Attach a copy of current month bank statement and bank reconciliation to this Summary of Bank Activity.
A standard bank reconciliation form can be found at http://www.justice.gov/ust/r20/index.htm.

NAME OF BANK: _____   BRANCH: _____

ACCOUNT NAME: _____   ACCOUNT NUMBER: _____

PURPOSE OF ACCOUNT: ___PAYROLL___

    Ending Balance per Bank Statement   _____
        Plus Total Amount of Outstanding Deposits   _____
        Minus Total Amount of Outstanding Checks and other debits   _____ *
        Minus Service Charges   _____
    Ending Balance per Check Register   _____ - **(a)

*Debit cards must not be isued on this account.

**If Closing Balance is negative, provide explanation:

The following disbursements were paid by Cash: (☐ Check here if cash disbursements were authotized by United States Trustee)

Date	Amount	Payee	Purpose	Reason for Cash Disbursement

The following non-payroll disbursements were made from this account:

Date	Amount	Payee	Purpose	Reason for disbursement from this account

(a) The total of this line on Attachment 4A, 4B and 4C plus the total of 4D must equal the amount reported as "Ending Balance" on Schedule of Receipts and Disbursements (Page MOR-2, Line 7).

ATTACHMENT 5B

CHECK REGISTER - PAYROLL ACCOUNT

Name of Debtor: Biomoda, Inc.   Case Number: 13-13768-t11

NOT UTILIZED

Reporting Period beginning   February 1, 2014   Period ending   February 28, 2014

NAME OF BANK: _____   BRANCH:

ACCOUNT NAME:

ACCOUNT NUMBER:

PURPOSE OF ACCOUNT: ____ PAYROLL _____

Account for all disbursements, including voids, lost payments, stop payment, etc. In the alternative, a computer generated check register can be attached to this report, provided all the information requested below is included.

DATE	CHECK NUMBER	PAYEE	PURPOSE	AMOUNT
____	____	____	____	
____	____	____	____	
____	____	____	____	
____	____	____	____	
____	____	____	____	
____	____	____	____	
____	____	____	____	
____	____	____	____	
____	____	____	____	
____	____	____	____	
____	____	____	____	
____	____	____	____	
____	____	____	____	
____	____	____	____	
____	____	____	____	
____	____	____	____	

TOTAL   -

MONTHLY SUMMARY OF BANK ACTIVITY - TAX ACCOUNT
NOT UTILIZED

Name of Debtor: Biomoda, Inc.   Case Number: 13-13768-t11

Reporting Period beginning   February 1, 2014   Period ending   February 28, 2014

Attach a copy of current month bank statement and bank reconciliation to this Summary of Bank Activity.
A standard bank reconciliation form can be found on the United States Trustee website,
http://www.justice.gov/ust/r20/index.htm.

NAME OF BANK: _____   BRANCH:

ACCOUNT NAME: _____   ACCOUNT NUMBER:

PURPOSE OF ACCOUNT: ____TAX_____

       Ending Balance per Bank Statement   _____
          Plus Total Amount of Outstanding Deposits   _____
          Minus Total Amount of Outstanding Checks and other debits   _____
          Minus Service Charges   _____
       Ending Balance per Check Register   _____ - **(a)

*Debit cards must not be issued on this account.

**If Closing Balance is negative, provide explanation:

The following disbursements were paid by Cash: (☐ Check here if cash disbursements were
authorized by United States Trustee)

Date	Amount	Payee	Purpose	Reason for Cash Disbursement
_____	_____	_____	_____	
_____	_____	_____	_____	
_____	_____	_____	_____	
_____	_____	_____	_____	

The following non-tax disbursements were made from this account:

Date	Amount	Payee	Purpose	Reason for Disbursement from this account
_____	_____	_____	_____	
_____	_____	_____	_____	
_____	_____	_____	_____	
_____	_____	_____	_____	

(a) The total of this line on Attachment 4A, 4B and 4C plus the total of 4D must equal the amount reported as
    "Ending Balance" on Schedule of Receipts and Disbursements (Page MOR-2, Line 7).

ATTACHMENT 5C

CHECK REGISTER - TAX ACCOUNT
NOT UTILIZED

Name of Debtor: Biomoda, Inc.   Case Number: 13-13768-t11

Reporting Period beginning   February 1, 2014   Period ending   February 28, 2014

NAME OF BANK: _____   BRANCH:

ACCOUNT NAME: _____   ACCOUNT #

PURPOSE OF ACCOUNT: _____ TAX _____

Account for all disbursements, including voids, lost checks, stop payments, etc. In the alternative, a computer-generated check register can be attached to this report, provided all the information requested below is included.

DATE	NUMBER	PAYEE	PURPOSE	AMOUNT

TOTAL   - (d)

SUMMARY OF TAXES PAID

Payroll Taxes Paid	_____ (a)
Sales & Use Taxes Paid	- (b)
Other Taxes Paid	- (c)
TOTAL	- (d)

(a) This number is reported in the "Current Month" column of Schedule of Receipts and Disbursements (Page MOR-2, Line 5O).
(b) This number is reported in the "Current Month" column of Schedule or Receipts and Disbursements (Page MOR-2, Line 5P).
(c) This number is reported in the "Current Month" column of Schedule of Receipts and Disbursements (Page MOR-2, Line 5Q).
(d) These two lines must be equal.

ATTACHMENT 4D

INVESTMENT ACCOUNTS AND PETTY CASH REPORT

INVESTMENT ACCOUNTS
NOT UTILIZED

Each savings and investment account, i.e. certificates of deposits, money market accounts, stocks and bonds, etc., should be listed separately. Attach copies of account statements.

Type of Negotiable Instrument	**Intentionally Left Blank**			
	Face Value	Purchase Price	Date of Purchase	Current Market Value
_____	_____	_____	_____	
_____	_____	_____	_____	
_____	_____	_____	_____	
_____	_____	_____	_____	
_____	_____	_____	_____	
_____	_____	_____	_____	

TOTAL   _____ - (a)

PETTY CASH REPORT

The following Petty Cash Drawers/Accounts are maintained:

Location of Box/Account	(Column 2) Maximum Amount of Cash in Drawer/Acct.	(Column 3) Amount of Petty Cash on Hand At End of Month	(Column 4) Difference between (Column 2) and (Column 3)
_____	_____	_____	-
_____	_____	_____	-
_____	_____	_____	-

TOTAL   _____ - (b)

For any Petty Cash Disbursements over $100 per transaction, attach copies of receipts. If there are no receipts, provide an explanation:

TOTAL INVESTMENT ACCOUNTS AND PETTY CASH (a + b)   _____ - (c)

(c) The total of this line on Attachment 4A, 4B and 4C plus the total of 4D must equal the amount reported as "Ending Balance" on Schedule of Receipts and Disbursements (Page MOR-2, Line 7).

ATTACHMENT 6

MONTHLY TAX REPORT

Name of Debtor: Biomoda, Inc.   Case Number: 13-13768-t11

Reporting Period beginning   February 1, 2014   Period ending   February 28, 2014

TAXES OWED AND DUE

Report all unpaid post-petition taxes including Federal and State withholding FICA, State sales tax, property tax, unemployment tax, State workmen's compensation, etc.

Name of Taxing Authority	Date Payment Due	Description	Amount	Date Last Tax Return Filed	Tax Return Period
_____	_____	_____	_____	_____	
_____	_____	_____	_____	_____	
_____	_____	_____	_____	_____	
_____	_____	_____	_____	_____	
_____	_____	_____	_____	_____	
_____	_____	_____	_____	_____	
_____	_____	_____	_____	_____	
_____	_____	_____	_____	_____	
TOTAL			-		

ATTACHMENT 7

SUMMARY OF OFFICER OR OWNER COMPENSATION

SUMMARY OF PERSONNEL AND INSURANCE COVERAGES

Name of Debtor: Biomoda, Inc. Case Number: 13-13768-t11

Reporting Period beginning February 1, 2014 Period ending February 28, 2014

Report all forms of compensation received by or paid on behalf of the Officer or Owner during the month. Include car allowances, payments to retirement plans, loan repayments, payments of Officer/Owner's personal expenses, insurance premium payments, etc. Do not include reimbursement for business expenses Officer or Owner incurred and for which detailed receipts are maintained in the accounting records.

Name of Officer or Owner	Title	Payment Description	Amount Paid

PERSONNEL REPORT

	Full Time	Part Time
Number of employees at beginning of period		
Number hired during the period		
Number teminated or resigned during period		
Number of employees on payroll at end of period		

CONFIRMATION OF INSURANCE

List all policies of insurance in effect, including but not limited to workers' compensation, liability, fire, theft, comprehensive, vehicle, health and life. For the first report, attach a copy of the declaration sheet for each type of insurance. For subsequent reports, attach a certificate of insurance for any policy in which a change occurs during the month (new carrier, increased policy limits, renewal, etc.).

Agent and/or Carrier	Phone Number	Policy Number	Coverage Type	Expiration Date	Date Premium Due
CAN	505-265-8481	B5094251814	Property	7/11/2014	Monthly

The following lapse in insurance coverage occurred this month:

Policy Type	Date Lapsed	Date Reinstated	Reason for Lapse

□ Check here if U.S. Trustee has been listed as Certificate Holder for all insurance policies.

ATTACHMENT 8

SIGNIFICANT DEVELOPMENTS DURING REPORTING PERIOD

Information to be provided on this page, includes, but is not limited to: (1) financial transactions that are not reported on this report, such as the sale of real estate (attach closing statement); (2) non-financial transactions, such as the substitution of assets or collateral; (3) modifications to loan agreements; (4) change in senior management, etc. Attach any relevant documents.

A Plan of Reorganization and Disclosure Statement was filed on December 17, 2013.